Exhibit 99.1

STARFIELD RESOURCES INC.
(An Advanced Exploration Company)

UNAUDITED FINANCIAL STATEMENTS

August 31, 2009

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements; they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Balance Sheets
As at August 31, 2009 and February 28, 2009
(unaudited, in thousands of Canadian dollars)

	August 31,	February 28,
	2009	2009

ASSETS
Current Assets
Cash	$915	$3,899
Accounts receivables	71	769
Deferred acquistion costs (Note 13b)	324	-
Prepaid expenses and deposits (Note 3)	497	465
Total current assets	1,807	5,133

Mineral properties (Note 4)	107,868	105,379
Equipment (Note 5)	460	534
Total assets	$110,135	$111,046

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$573	$918
Current portion of capital lease obligation (Note 6)	30	79
Total current liabilities	603	997

Deferred compensation (Note 10)	344	-
Future income tax liability (Note 7)	4,780	5,007

SHAREHOLDERS' EQUITY
Share capital	120,918	120,918
Contributed surplus	12,607	12,341
Warrants	751	751
Deficit	(29,868)	(28,968)
Total shareholders' equity	104,408	105,042
Total liabilities and shareholders' equity	$110,135	$111,046

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 12)

The accompanying notes are an integral part of these financial statements.

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Statements of Operations and Comprehensive Loss
For the three and six months ended August 31, 2009 and August 31, 2008
(unaudited, in thousands of Canadian dollars except loss per share)
	Three months ended		Six months ended
	August 31,		August 31,
	2009	2008	2009	2008

Expenses
General and administrative
Consulting	$-	$5	$5	$51
Directors' fees	69	60	123	87
Investor relations	40	208	55	253
Legal and audit	55	111	79	232
Management compensation	114	158	268	237
Rent and office services	90	51	224	153
Transfer and regulatory fees	24	24	60	102
Travel and conferences	-	32	38	142
	392	649	852	1,257

Amortization of equipment	28	42	55	83
Stock-based compensation (Note 9 & Note 10)	85	76	230	659
Interest income	-	(225)	(10)	(335)

Loss before income taxes	505	542	1,127	1,664

Future income tax recovery	(106)	(121)	(227)	(255)

Net loss and comprehensive loss for the period	$399	$421	$900	$1,409

Basic and diluted net loss per share	$0.00	$0.00	$0.00	$0.00

Weighted average number of shares outstanding	332,686	323,220	332,686	315,019

The accompanying notes are an integral part of these financial statements.

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Statements of Cash Flow
For the three and six months ended August 31, 2009 and August 31, 2008
(unaudited, in thousands of Canadian dollars)
	Three months ended		Six months ended
	August 31,		August 31,
	2009	2008	2009	2008

OPERATING ACTIVITIES
Net loss for the period	$(399)	$(421)	$(900)	$(1,409)
Non-cash charges (credits) to earnings:
Future income tax recovery	(106)	(121)	(227)	(255)
Stock based compensation expense	85	76	230	659
Amortization of equipment	28	42	55	83
Changes in non-cash working capital:
Decrease (increase) in accounts receivables	13	(100)	698	(112)
Decrease (increase) in prepaid expenses and deposits	(91)	394	(32)	744
Increase in deferred acquisition costs	(324)	-	(324)	-
Increase (decrease) in accounts payable and accrued liabilities	187	(1,626)	(539)	(1,574)
Net cash used in operating activities	(607)	(1,756)	(1,039)	(1,864)

INVESTING ACTIVITIES
Mineral properties	(682)	(6,321)	(1,896)	(11,744)
Acquisition of equipment	-	(4)	-	(15)
Net cash used in investing activities	(682)	(6,325)	(1,896)	(11,759)

FINANCING ACTIVITIES
Issuance of shares and units	-	634	-	20,794
Repayment of capital lease obligations	(21)	(25)	(49)	(52)
Share issue costs	-	(9)	-	(1,026)
Net cash provided by (used in) financing activities	(21)	600	(49)	19,716

Increase (decrease) in cash	(1,310)	(7,481)	(2,984)	6,093
Cash at beginning of period	2,225	24,489	3,899	10,915

Cash at end of period	$915	$17,008	$915	$17,008

Supplemental Disclosures
Interest received	$-	$225	$10	$335
Taxes paid	$-	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

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Statements of Changes in Shareholders’ Equity
As at August 31, 2009 and August 31, 2008
(unaudited, in thousands of Canadian dollars)
	August 31, 2009		August 31, 2008
	Number	Amount	Number	Amount
Share Capital

Authorized
Unlimited common shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

Issued
Common Shares
Balance at beginning of period	332,685,899	$120,918	301,151,593	$102,513
Capital stock issued:
Private placements (Note 8)	-	-	20,555,556	20,000
Exercise of options (Note 9)	-	-	1,768,150	794
Transfer to capital stock:				235
Share issuance costs	-	-	-	(1,026)
Future taxes on share issuance costs	-	-	-	299
Balance at end of period	332,685,899	120,918	323,475,299	122,815

Warrants
Balance at beginning of period	1,207,100	751	800,000	734
Issued (Note 8)	-	-	-	-
Balance at end of period	1,207,100	751	800,000	734

Contributed surplus
Balance at beginning of period		12,341		8,575
Stock based compensation expense (Note 9)		266		2,906
Transferred to share capital on exercise of stock options		-		(235)
Balance at end of period		12,607		11,246

Deficit
Balance at beginning of period		(28,968)		(25,826)
Net loss		(900)		(1,409)
Balance at end of period		(29,868)		(27,235)
Shareholders' equity at end of period		$104,408		$107,560

The accompanying notes are an integral part of these financial statements.

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Notes to the Financial Statements
For the six months ended August 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

1.          Nature and Continuance of Operations

Starfield Resources Inc. (“Starfield” or “the Company”) was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. The Company’s major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake nickel-copper-platinum-palladium-cobalt project in Nunavut, Canada.  All of the Company’s properties are located in Canada.

The Company is an advanced exploration company focused on its Ferguson Lake property.  Starfield owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property (Note 4).  The Company has also commenced an exploration program for diamonds and other minerals on other parts of its property.

As an advanced exploration stage company, the Company’s income is limited to interest income and other incidental income. The Company continues to be dependent upon its ability to finance its exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration projects, and ultimately, the Company’s ability to continue as a going concern, is dependent upon the existence and economic recovery of mineral reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain.

2.          Summary of Significant Accounting Policies

Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Certain information and disclosures normally required to be included in notes to annual financial statements have been condensed or omitted. Certain of the prior year’s comparative numbers have been reclassified to reflect the current year’s financial statement presentation.

The financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended February 28, 2009. The disclosures provided below are incremental to those included with the annual audited financial statements. The financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended February 28, 2009.

3.	Prepaid Expenses and Deposits

	August 31,	February 28,
	2009	2009
Deposits - property leases	$274	$274
Prepaid insurance	144	98
Other	79	93
	$497	$465

Deposits consist of $274 on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds.

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Notes to the Financial Statements
For the six months ended August 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

4.	Mineral Properties

	August 31,	February 28,
	2009	2009
Property acquisitions and maintenance costs
Balance, beginning of period	$2,694	$2,378
Maintenance	183	316
Balance, end of period	$2,877	$2,694

Exploration costs
Balance, beginning of period	$102,685	$74,286
Compensation (Note 9 & Note 10)	1,046	7,457
Air support including helicopter moves	65	4,070
Diamond drilling	-	3,525
Camp support costs, including fuel	277	8,492
Analytical and geophysical services	918	4,855
Balance, end of period	$104,991	$102,685

Mineral properties	$107,868	$105,379

The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance royalty payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

5.	Equipment

	August 31, 2009			February 28, 2009
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value
Furniture and fixtures	$335	$167	$168	$338	$147	$191
Exploration equipment	366	278	88	366	263	103
Equipment under capital lease	578	374	204	578	338	240
	$1,279	$819	$460	$1,282	$748	$534

Amortization on exploration equipment of $15 (February 28, 2009 - $44) was deferred to mineral properties.

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Notes to the Financial Statements
For the six months ended August 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

6.            Capital Lease Obligations

Future minimum lease payments under capital leases for equipment are as follows:

	August 31,	February 28,
	2009	2009
Lease payable	$30	$79
Less: current portion	(30)	(79)
	$-	$-

The lease payable bears interest at 7.6% per annum, and is repayable in monthly instalments totalling $3 including interest.  The lease is secured by equipment.

Estimated minimum lease payments are as follows:

2010	$28	$70
2011	3	12
	31	82
Less: amount representing interest	(1)	(3)

Balance of obligation	$30	$79

7.         Future Income Taxes

The significant components of the Company’s future income tax assets and liabilities are as follows:

	August 31,	February 28,
	2009	2009

Future income tax assets
Loss carryforwards	$5,051	$4,824
Equipment	53	53
Share issuance costs	661	661
	5,765	5,538
Future income tax liabilities
Resource deductions	10,545	10,545
Net future income tax liabilities	$4,780	$5,007

8.         Financing

On May 6, 2008, the Company issued 15,000,000 flow-through common shares at a price of $1.00 per share for gross proceeds of $15,000 and 5,555,556 common shares at a price of $0.90 per share for gross proceeds of $5,000, with aggregate proceeds totaling $20,000.  The Company paid issuance costs of $1,026, with a future tax impact of $299.

On February 26, 2009, the Company issued 9,210,000 flow-through common shares at a price of $0.25 per share for gross proceeds of $2,302.  A portion of the proceeds was allocated to the broker warrants issued as described below.  The Company paid issuance costs of $181, with a future tax impact of $49.

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Notes to the Financial Statements
For the six months ended August 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

As part of the February 26, 2009 equity financing, the Company issued 407,100 broker warrants which entitles the holder to purchase one common share at a price of $0.40 until February 25, 2011.  A relative fair value calculation was used to present the carrying value of the warrants.  The 407,100 broker warrants were assigned a fair value of $17.  The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.23%
Expected life of options	2 years
Annualized volatility	93.00%
Dividend rate	0.00%

In aggregate, the Company issued a total of 29,765,556 common shares for gross proceeds of $22,285 and 407,100 broker warrants with proceeds of $17.  The total issuance costs were $1,207 with a future tax impact of $348.

Flow-through shares

During the six months ended August 31, 2009, the Company issued no (August 31, 2008 -15,000,000) flow-through shares and has renounced $nil (August 31, 2008 - $nil) of expenditures to the flow-through shareholders.

9.	Stock Options

The Company has a stock option plan whereby, from time to time, at the discretion of the board of directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date less an applicable discount. The options can be granted for a maximum term of 10 years and vest at the discretion of the board of directors.  Options vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Stock options transactions are summarized as follows:

	Six months ended		Twelve months ended
	August 31, 2009		February 28, 2009
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	(000's)	price	(000's)	price
Balance at beginning of period	19,428	$0.97	19,958	$0.96
Granted	-	-	1,850	0.77
Exercised	-	-	(1,769)	0.45
Cancelled or expired	(600)	1.26	(611)	1.39
Balance at end of period	18,828	$0.96	19,428	$0.97

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Notes to the Financial Statements
For the six months ended August 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

      The following stock options were outstanding at August 31, 2009:
			Weighted
	Number	Number	average	Weighted
	outstanding	exercisable	remaining	average	Weighted
Expiry	as at	as at	contractual	exercise	average
date	August 31, 2009	August 31, 2009	life (years)	price	fair value
31-Jan-10	600,000	600,000	0.43	0.40	$0.05
11-Mar-11	200,000	200,000	1.55	0.60	$0.31
1-Feb-12	2,562,500	2,562,500	2.46	0.29	$0.14
23-Apr-12	2,400,000	2,400,000	2.68	0.32	$0.18
4-May-12	1,100,000	1,100,000	2.71	0.29	$0.16
15-May-12	1,000,000	1,000,000	2.74	1.08	$0.59
12-Jul-12	2,800,000	2,800,000	2.91	1.71	$0.95
13-Sep-12	1,750,000	1,750,000	3.08	1.18	$0.65
28-Sep-12	1,250,000	1,250,000	3.12	1.59	$0.87
12-Oct-12	1,600,000	1,600,000	3.16	1.69	$0.93
15-Jan-13	1,715,000	1,715,000	3.43	1.05	$0.66
1-Apr-13	1,250,000	937,500	3.64	0.87	$0.54
5-Aug-13	400,000	300,000	3.99	0.73	$0.50
30-Jan-14	200,000	100,000	4.48	0.25	$0.18
	18,827,500	18,315,000	2.89	$0.96	$0.53

During the six months ended August 31, 2009, the Company granted no stock options (August 31, 2008 - 1,650,000) with a fair value of $nil (August 31, 2008- $877) to directors, employees and consultants. The Company recognized $266 in stock-based compensation with a corresponding credit to contributed surplus on the balance sheet, of which $212 was capitalized to the compensation category under mineral properties (August 31, 2008 - $2,906, $2,247 capitalized).  The compensation recognized was calculated using the Black-Scholes option pricing model.  The weighted average fair value of options granted during the six months ended August 31, 2009 was $nil (August 31, 2008 - $0.54).

The estimated value of the options granted will be recognized over the vesting period.  As at August 31, 2009, there is $33 (August 31, 2008- $1,733) remaining to be charged to earnings or capitalized to mineral properties in future periods relating to stock option grants.

10.	Deferred Compensation

On March 1, 2009, the Company established a Compensation Plan for employees and directors. The plan provides for the issuance of units which mirror the value of the Company’s publicly-traded common shares. Each unit is equivalent in value to the fair market value of a common share of the Company on the date of award. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet.  The outstanding units are marked-to-market at the end of each period.

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Notes to the Financial Statements
For the six months ended August 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

Under the plan, eligible employees and directors, as determined by the Board of Directors, will receive a portion of their compensation in deferred compensation units (“DCUs”) in lieu of a cash payment.  Eligible employees and directors agreed to reduce their base compensation to fund their portion of the DCUs. The DCUs vest on a monthly basis and are redeemable in cash beginning March 1, 2010 or when the individual ceases to be employed by the Company. The employee DCUs are matched by Starfield. The Company’s matching DCUs vest equally on March 1, 2010 and March 1, 2011. All DCUs will be redeemed at fair market value by March 1, 2011.

During the six months ended August 31, 2009, 1,736,592 DCUs were issued and $379 was recorded to stock-based compensation expense, of which $186 was capitalized to the compensation category under mineral properties. The outstanding DCUs were marked-to-market at August 31, 2009, and as a result, $35 was credited to stock-based compensation expense, due to the decrease in Starfield’s share price, of which $17 was capitalized to the compensation category under mineral properties.

The following is a continuity of the DCUs for the periods indicated:

	Six months ended		Twelve months ended
	August 31, 2009		February 28, 2009

	Number	Amount	Number	Amount
Balance at beginning of period	-	$-	-	$-
Issued	1,736,592	379	-	-
Mark-to-market adjustment	-	(35)	-	-
Balance at end of period	1,736,592	$344	-	$-

11.	Related Party Transactions

During the six months ended August 31, 2009, Ross Glanville & Associates Ltd., a company owned by a director of Starfield, was engaged to perform consulting work.  Fees of $5 were incurred (August 31, 2008 - $nil).

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.	Commitments and Contingencies

Leases

The Company entered into a lease for its corporate office in Toronto which expires October 31, 2013.  Minimum annual rents are $176 (August 31, 2008 - $147). The total minimum obligation remaining under this lease is $768 (August 31, 2008 - $15).

The Company entered into a 5 year commercial lease on 2,740 hectares within its Ferguson Lake property which expires in July 2012.  Minimum annual rents are $96.

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Notes to the Financial Statements
For the six months ended August 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The minimum lease payments on the leases are as follows:

2010	$ 89
2011	277
2012	280
2013	187
2014	127
$ 960

13.       Subsequent Events

(a)
On October 5, 2009, the Company announced that it has signed a joint venture agreement with Thanda Resources Inc. (“Thanda”) to develop Starfield’s previously identified diamond potential at the Company’s Ferguson Lake Project in Nunavut. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture that will focus on the exploration and development of the diamond potential at the Ferguson Lake property by incurring cumulative exploration expenses of $6.5 million over a three year period. These expenditures must be incurred as follows:

Months 1 - 15                                           $2.0 million
Months 16 - 24                                         $2.5 million
Months 25-30                                           $2.0 million

After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study.  Upon completion of a prefeasibility study, Starfield may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

(b)
On October 8, 2009, Starfield announced that it has completed its acquisition of Nevoro Inc. (“Nevoro”). Nevoro shareholders voted overwhelming in support of the Starfield acquisition at a special shareholders’ meeting held on September 29, 2009. Costs associated with the transaction have been captured on the balance sheet as deferred acquisition costs.  These costs will be included as part of the purchase price allocation. Note 13(c) highlights the pro forma impact of the acquisition of Nevoro using Nevoro’s most recently disclosed June 30, 2009 financial statements.

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Notes to the Financial Statements
For the six months ended August 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

(c)         Pro Forma Information

Pro Forma Condensed Combined Balance Sheet
As at August 31, 2009
(unaudited, in $CDN thousands)
					Pro Forma
		Nevoro	Adjustments		Condensed
	Starfield	(June 30, 2009)	Debit	Credit	Combined

ASSETS
Current Assets
Cash	$915	4,965			$5,880
Deferred acquisition costs	324	-		324	-
Receivables, prepaid expenses and deposits	568	154			722
Total current assets	1,807	5,119			6,602

Mineral properties	107,868	28,118		4,112	131,874
Equipment	460	65			525
Total assets	$110,135	33,302			$139,001

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$573	773		1,292	$2,638
Current portion of capital lease obligation	30	-			30
Total current liabilities	603	773			2,668

Deferred compensation	344	-			344
Future income tax liability	4,780	1,263			6,043
Total liabilities	5,727	2,036			9,055

SHAREHOLDERS' EQUITY
Share capital	120,918	56,630	56,630	23,704	144,622
Contributed surplus	12,607	5,867	5,867	1,047	13,654
Warrants	751	3,918	3,918	787	1,538
Accumulated other comprehensive income	-	22	22		-
Deficit	(29,868)	(35,171)		35,171	(29,868)
Total shareholders' equity	104,408	31,266			129,946
Total liabilities and shareholders' equity	$110,135	$33,302			$139,001

See accompanying notes to the unaudited pro forma condensed combined statements.

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Notes to the Financial Statements
For the six months ended August 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

Pro Forma Condensed Combined Statement of Operations
For the three months ended August 31, 2009
(unaudited, in $CDN thousands, except loss per share)

			Pro Forma
		Nevoro	Condensed
	Starfield	(June 30, 2009)	Combined

Expenses
General and administrative
Consulting and directors' fees	$69	$169	$238
Investor relations	40	48	88
Legal and audit	55	173	228
Management compensation	114	170	284
Rent and office services	90	101	191
Transfer and regulatory fees	24	8	32
Travel and conferences	-	85	85
	392	754	1,146

General exploration	-	79	79
Foreign exchange	-	(304)	(304)
Amortization of equipment	28	6	34
Loss on disposal of assets	-	15	15
Stock-based compensation	85	-	85
Interest income	-	(8)	(8)

Loss before income taxes	505	542	1,047

Future income tax recovery	(106)	(3)	(109)

Net loss and comprehensive loss for the period	$399	$539	$938

Basic and diluted net loss per share	$0.00		$0.00

Weighted average number of shares outstanding	332,686		480,836

See accompanying notes to the unaudited pro forma condensed combined statements.

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Notes to the Financial Statements
For the six months ended August 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

Pro Forma Condensed Combined Statement of Operations
For the six months ended August 31, 2009
(unaudited, in $CDN thousands, except loss per share)
			Pro Forma
		Nevoro	Condensed
	Starfield	(June 30, 2009)	Combined

Expenses
General and administrative
Consulting and directors' fees	$128	$258	$386
Investor relations	55	63	118
Legal and audit	79	227	306
Management compensation	268	347	615
Rent and office services	224	194	418
Transfer and regulatory fees	60	23	83
Travel and conferences	38	160	198
	852	1,272	2,124

General exploration	-	155	155
Foreign exchange	-	(197)	(197)
Amortization of equipment	55	13	68
Loss on disposal of assets	-	15	15
Stock-based compensation	230	16	246
Interest income	(10)	(13)	(23)

Loss before income taxes	1,127	1,261	2,388

Future income tax recovery	(227)	(144)	(371)

Net loss and comprehensive loss for the year	$900	$1,117	$2,017

Basic and diluted net loss per share	$0.00		$0.00

Weighted average number of shares outstanding	332,686		480,836

See accompanying notes to the unaudited pro forma condensed combined statements.

Basis of Presentation

This unaudited pro forma condensed combined financial statement information has been prepared by Starfield for illustrative purposes only to show the effect of the Company’s acquisition of Nevoro.  These unaudited pro forma condensed combined financial statements have been prepared on the basis that each Nevoro shareholder will receive 0.87 common shares of Starfield in exchange for their 1 Nevoro common share.

The unaudited pro forma condensed combined financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The pro forma adjustments and allocations of the purchase price for Nevoro are based in part on the estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be based on the actual net tangible and intangible assets of Nevoro that exist as of the date of the completion of the acquisition. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed combined financial statements. In addition, the impact of integration activities, the timing of completion of the acquisition and other changes in Nevoro’s net tangible and intangible assets prior to the completion of the acquisition, which have not been incorporated into these unaudited pro forma condensed combined financial statements, could cause material differences in the information presented. The information prepared is only a summary.

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Notes to the Financial Statements
For the six months ended August 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

These unaudited pro forma condensed combined financial statements have been compiled from and include:

•
An unaudited pro forma condensed combined balance sheet combining the unaudited balance sheet of Starfield as at August 31, 2009 with the unaudited consolidated balance sheet of Nevoro as at June 30, 2009, giving effect to the transaction as if it occurred on August 31, 2009.

•
An unaudited pro forma condensed combined statement of operations combining the unaudited statement of operations of the Company for the six months ended August 31, 2009, with the unaudited consolidated statement of operations of Nevoro for the six months ended June 30, 2009, giving effect to the transaction as if it occurred on March 1, 2008.

•
An unaudited pro forma condensed combined statement of operations combining the unaudited statement of operations of the Company for the three months ended August 31, 2009 with the unaudited consolidated statement of operations of Nevoro for the three months ended June 30, 2009, giving effect to the transaction as if it occurred on March 1, 2008.

The unaudited pro forma condensed combined financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Starfield for the year ended February 28, 2009 which are included elsewhere in this document. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and notes thereto of the Company and Nevoro described above.

Pro forma assumptions and adjustments

The unaudited pro forma condensed combined financial statements incorporate the following pro forma assumptions:

i.	The purchase price for the acquisition has been allocated to the acquired assets and liabilities assumed on a pro forma basis as described above.

ii.	Nevoro’s June 30, 2009 consolidated balance sheet and consolidated statement of operations have been translated into Canadian dollars at a rate of 1.1630.

iii.
    Transaction costs have been estimated by Starfield and Nevoro management to be $979. In addition, severance costs to be incurred by Nevoro are estimated to include cash costs of $637 and the issuance of 3,434 common shares of Nevoro. These costs include anticipated severance payments and are management’s preliminary estimates and take into account all relevant information available at the time the statements were prepared. The actual costs may vary materially from such estimates. Of these costs, $1,292 have been reflected in the pro forma condensed combined financial statement as a liability on acquisition and $324 were previously recorded as deferred acquisition costs in Starfield’s balance sheet. The total costs are included as part of the purchase price allocation.

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Notes to the Financial Statements
For the six months ended August 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

iv.	Book values of Nevoro’s share capital, equity accounts and accumulated deficit are eliminated to reflect the effect of the transaction.

Purchase price allocation

In consideration for the acquisition of Nevoro, the Company will issue 0.87 shares of Starfield common stock for each outstanding common share of Nevoro totalling approximately 148,150 common shares to shareholders of Nevoro, representing approximately $23,704 total value based on the closing price of Starfield’s common stock on June 23, 2009. For accounting purposes, the measurement of the purchase consideration in the unaudited pro forma condensed combined financial statement information is estimated at $0.16 per Starfield share. The actual price used will change to reflect the trading activity and valuation near the time of closing.

Holders of Nevoro common share purchase warrants and stock options shall receive 0.87 of one Starfield common share in lieu of each Nevoro common share to which they would have otherwise been entitled. The exercise price applicable to each Nevoro warrant and option shall be adjusted to an amount equal to the product of (A) the exercise price per share prescribed in each Nevoro warrant and option and (B) 1.15. These common share purchase warrants and stock options have been included in the purchase consideration at their fair value of approximately $787 and $1,047, respectively, based on the Black-Scholes pricing model.

The principal weighted average assumptions used in applying the Black-Scholes option-pricing model for the share purchase warrants were as follows:

Risk-free rate                                                        1.40%
Dividend yield                                                        0%
Volatility factor                                                      94.22%
Expected life-warrants                                           1.4 years

The principal weighted average assumptions used in applying the Black-Scholes option-pricing model for the stock options were as follows:

Risk-free rate                                                         2.41%
Dividend yield                                                        0%
Volatility factor                                                      94.22%
Expected life-options                                             1.6 years

For the purpose of determining the value of the purchase consideration, the share purchase warrants and stock options have been derived from the latest published financial statements of Nevoro as at June 30, 2009. The outstanding number of common shares was provided by Nevoro as at June 30, 2009 plus the Nevoro shares that will be issued as described above. The value of the purchase consideration for accounting purposes will differ from the amount assumed in the unaudited pro forma condensed combined financial statement information as a result of changes in the Company’s share price, changes in the number of outstanding shares and stock options of Nevoro from June 30, 2009 to the transaction closing date.

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Notes to the Financial Statements
For the six months ended August 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The net of the amount allocated to assets assumed and liabilities is as follows:

Net assets acquired:
Cash	4,965
Accounts receivables and prepaids	154
Mineral properties	24,006
Equipment	65
Accounts payable	(1,410)
Future income tax liability	(1,263)
26,517

Preliminary purchase price:
Common shares of Starfield issued on acquisition	23,704
Estimated transaction costs	979
Fair value of stock options	1,047
Fair value of warrants	787
26,517

The fair value of the net assets of Nevoro to be acquired will ultimately be determined after the closing of the transaction. Therefore, it is likely that the fair values of assets acquired and liabilities assumed will vary from those shown above and the differences may be material.

Pro forma share capital

Pro forma share capital as at August 31, 2009 has been determined as follows:

	Number of
	Shares	Amount

Number of Starfield common shares issued and outstanding	332,686	$120,918
Estimated number of Starfield common shares to be issued to Nevoro shareholders on acquistion	148,150	23,704

Pro forma share capital balance	480,836	$144,622

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Notes to the Financial Statements
For the six months ended August 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

Pro forma loss per share

Pro forma basic and diluted loss per share for the three and six months ended August 31, 2009 based on the actual weighted average number of Starfield common shares outstanding for the respective periods and the assumed number of Starfield common shares issued to Nevoro shareholders being effective on March 1, 2008.
	Three months	Six months
	ended	ended
	August 31, 2009	August 31, 2009

Actual weighted average number of Starfield common shares outstanding	332,686	332,686

Assumed number of Starfield common shares to be issued to Nevoro shareholders	148,150	148,150

Pro forma weighted average of Starfield common shares outstanding	480,836	480,836

Pro forma net loss	$938	$2,017

Pro forma adjusted basic and diluted loss per share	$0.00	$0.00

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